UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-38817

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

MainStreet Bank 401(k) Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MainStreet Bancshares, Inc.

10089 Fairfax Boulevard

Fairfax, Virginia 22030

As filed on June 20, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

MainStreet Bank 401(k) Plan

Fairfax, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MainStreet Bank 401(k) Plan (the Plan) as of December 31, 2023, and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

June 20, 2024

MainStreet Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets
Investments, at fair value	$19,541,269	$16,206,174
Fully benefit-responsive investment contract, at contract value	230,720	257,408
Notes receivable from participants	192,344	164,272
Total Assets	19,964,333	16,627,854
Net assets available for benefits	$19,964,333	$16,627,854

See Notes to Financial Statements.

MainStreet Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2023 and 2022

	2023	2022

Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$894,519	$(1,005,765)
Interests and dividends	168,139	110,796
Total investment income (loss)	1,062,658	(894,969)
Contributions
Employer	903,728	605,221
Participants	1,624,859	1,331,723
Rollovers	863,645	187,388
Total contributions	3,392,232	2,124,332
Total additions	4,454,890	1,229,363
Deductions
Benefits paid to participants	(1,115,638)	(1,463,834)
Administrative expenses	(2,773)	(2,608)
Total deductions	(1,118,411)	(1,466,442)
Net Increase (Decrease)	3,336,479	(237,079)
Net Assets Available for Benefits, Beginning of Year	16,627,854	16,864,932
Net Assets Available for Benefits, End of Year	$19,964,333	$16,627,854

See Notes to Financial Statements.

MainStreet Bank 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the MainStreet Bank 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan administered by MainStreet Bank (“the Bank or Plan Sponser”), a wholly-owned subsidiary of MainStreet Bancshares, Inc. (the “Company”), pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Plan was established for the benefit of substantially all full-time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover and employee Roth contributions are also permitted. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company makes safe harbor matching contributions of 100% of employees’ salary deferral amounts up to 5% of employees’ eligible compensation and 50% of employees’ salary deferral amounts on the next 2% of employees’ eligible compensation. Matching contributions are calculated on the employee’s pay and 401(k) elective deferrals for that payroll period.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan earnings (based upon each participant’s investment elections) and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in both their own contributions and the portion contributed by the Company, plus actual earnings thereon. The Plan has no forfeitures since participants are vested 100% on their initial day of enrollment.

Investment Options

Investment of all assets in the Plan is directed by individual participants. Participants are given the option to direct account balances and all contributions made into various investment options consisting of managed, indexed or individual equity or fixed income funds. Participants may choose to have any of their contributions (other than rollover contributions) and the contributions made by the Company invested in our company stock. Participants may change their investment options daily. The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions. Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.

Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant with sufficient collateral. The participants vested account balance will serve as the collateral for the loan. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence. Interest on the loans is charged at similar rates available from commercial lending institutions. Principal and interest is paid through payroll deductions.

Payment of Benefits

If the vested account, excluding rollover contributions, is $5,000 or less, the participants vested account will be paid in a single sum. If the vested account, excluding rollover contributions, is greater than $5,000, payment will be made under any of the options available under the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s investment valuations utilizing information provided by the investment advisors, custodians and insurance company. See Note 3 for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and expensed when incurred.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor. Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1                   Quoted prices in active markets for identical assets

Level 2         Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3          Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Trust Funds and Pooled Separate Accounts: Valued at the fair value of the funds share of the underlying investments. The NAV is based on the fair value of the underlying investments, which are traded at publicly quoted amounts.

Employer Common Stock: Valued at the closing price reported on the active market on which the Employer Common Stock is traded.

Employer Preferred Stock: Valued at the closing price reported on the active market on which the Employer Preferred Stock is traded.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2023 and 2022:

	Net Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Employer Common Stock	$7,943,530	$—	$—	$7,943,530
Employer Preferred Stock	45,447	—	—	45,447
Mutual Funds	2,235,817	—	—	2,235,817
Collective Trust Funds	9,244,597	—	—	9,244,597
Pooled Separate Accounts	71,878	—	—	71,878
Total Investments Measured at Fair Value	$19,541,269	$—	$—	19,541,269

	Net Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Employer Common Stock	$7,785,569	$—	$—	$7,785,569
Employer Preferred Stock	26,239	—	—	26,239
Mutual Funds	1,763,251	—	—	1,763,251
Collective Trust Funds	6,571,801	—	—	6,571,801
Pooled Separate Accounts	59,314	—	—	59,314
Total Investments Measured at Fair Value	$16,206,174	$—	$—	16,206,174

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value to another.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2023, there were no significant transfers in or out of levels.

Note 4. Investments

The Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a guaranteed fund. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a semi-annual basis for resetting. The guaranteed investment contract does not permit the custodian to terminate the agreement prior to the scheduled maturity date.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the plan. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. To terminate the contract, the Plan must provide at least 12 months’ notice.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions, and earnings thereon, credited to their accounts.

Note 6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) stating that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions.

Note 7. Party-in-Interest Transactions

The Plan allows funds to be invested in the common stock or preferred stock of the Company, the parent company of the Plan Sponsor. Therefore, the Company is a party-in interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the employer common stock is based on quotes from an active market. Dividends received on Company stock were $124,350 and $73,836 for the year ended December 31, 2023 and 2022, consecutively.

The Plan’s investments are held in a trust account administered by Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company. Active participants can purchase the common stock or preferred stock of the Company. At December 31, 2023 and 2022, participants held common stock of  320,174 and 283,215 shares, respectively and preferred stock of 1,971 and 1,028 shares, respectively.

Principal Trust Company provides certain administrative services to the Plan pursuant to an agreement between the Plan and Principal Trust Company. The expenses that can be paid from the participant’s account have to meet certain requirements and must be paid from all accounts in a fair manner. The participant’s share of these plan expenses is paid by a portion of the investment management fees and other expenses that apply to each specific investment in your account.

Certain plan investments were managed by Kestra Advisory Services for the year ended December 31, 2023. Kestra Advisory Services was a fiduciary as defined by the Plan, and therefore, these investment transactions qualify as party-in-interest transactions.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

Note 9. Subsequent Events

There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date. The Plan has evaluated subsequent events through June 20, 2024, the date the financial statements were issued.  Based on this evaluation, the Plan did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the Plan financial statements.

MainStreet Bank 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 47-0914596 Plan No. 8-11744

December 31, 2023

Identity of Issuer	Interest Rate	Value

Employer Security
Common Stock of MainStreet Bancshares, Incorporated*		$7,785,569
Preferred Stock of MainStreet Bancshares, Incorporated*		26,239

Mutual Funds
American Beacon Small Cap Value R6 Fund		104,072
American Century Mid-Cap Value R6 Fund		114,304
American Century Small Cap Value R6 Fund		60,738
American Funds American Balanced R6 Fund		269,631
American Funds American Mutual R6 Fund		21,770
American Funds Fundamental Investor R6 Fund		18,728
American Funds Growth Fund of America R6 Fund		328,943
American Funds SMALLCAP World R6 Fund		62,657
American Funds Washington Mutual Investors R6 Fund		81,519
BlackRock Global Allocation K Fund		16,187
Capital World Growth and Income Fund		113,408
EuroPacific Growth Fund		137,927
Fidelity Advisor Growth Opportunity Z Fund		132,505
Fidelity 500 Index Fund		34,482
Fidelity Mid Cap Index Fund		14,304
Fidelity US Bond Index		2,020
Fidelity International Index Fund		1,614
American Funds Mortgage R6 Fund		1,216
Delaware Diversified Income R6 Fund		2,263
PIMCO Dividend Income Institutional Fund		45,172
PIMCO Income Institutional Fund		10,075
The New Economy Fund		99,839
New World Fund, Inc		79,312
JP Morgan Large Cap Growth R6 Fund		483,131
		2,235,817
CollectiveTrust Funds
*Principal LifeTime Hybrid 2015 CIT Z		571,863
*Principal LifeTime Hybrid 2020 CIT Z		567,089
*Principal LifeTime Hybrid 2025 CIT Z		854,068
*Principal LifeTime Hybrid 2030 CIT Z		1,675,937
*Principal LifeTime Hybrid 2035 CIT Z		1,244,093
*Principal LifeTime Hybrid 2040 CIT Z		1,012,213
*Principal LifeTime Hybrid 2045 CIT Z		1,218,850
*Principal LifeTime Hybrid 2050 CIT Z		1,010,817
*Principal LifeTime Hybrid 2055 CIT Z		634,660
*Principal LifeTime Hybrid 2060 CIT Z		136,654
*Principal LifeTime Hybrid 2065 CIT Z		108,049
*Principal LifeTime Hybrid Income CIT Z		210,304
		9,244,597
Pooled Separate Account
*Principal Real Estate Securities Separate Account-Z		71,878
		71,878

Fully benefit-responsive investment contract, at contract value
*Principal Fixed Income Guaranteed Option		230,720

*Notes Receivable from Participants with various maturity
dates through 2051	5.25% - 10.50%	192,344
Total Assets Held		$19,964,333

*Denotes a party-in-interest to the Plan

SIGNATURES

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MainStreet Bank 401(k) Plan

Date: June 20, 2024	By:	/s/ Thomas J. Chmelik
Name: Thomas J. Chmelik
Title: Plan Administrator

Exhibit Index

Exhibit Number	Description
23.0	Consent of Independent Registered Public Accounting Firm